March 21, 2025

Jin Xu
Chief Executive Officer
Golden Heaven Group Holdings Ltd.
No. 8 Banhouhaichuan Rd
Xiqin Town, Yanping District
Nanping City, Fujian Province, China 353001

       Re: Golden Heaven Group Holdings Ltd.
           Form 20-F for the Fiscal Year Ended September 30, 2024
           File No. 1-41675
Dear Jin Xu:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 20-F for the Fiscal Year Ended September 30, 2024
Item 15. Controls and Procedures, page 95

1. Please include a statement as to whether or not internal control over financial reporting is effective. Refer to Item 15(b)(3) of Form 20-F. In addition, remove the disclosure on page 96 that you are not required to include management's assessment regarding internal control over financial reporting. Refer to Instruction 1 of the
       Instructions to Item 15 of Form 20-F.
Consolidated Statements of Cash Flows, page F-6

2. Reference is made to Notes 3 and 4. Please tell us how prepayments of projects are presented in this statement and your basis therefor. In doing so, tell us your consideration of presenting this activity as investing including your consideration of ASC 230-10-45-13c. Finally, please tell us how you account for these prepayments when the related amusement park opens. Explain how the accounting when open was considered in your cash flow classification of the prepayments.
 March 21, 2025
Page 2

Consolidated Financial Statements
14. Income Tax, page F-17

3. Reference is made to the first and second tables on page F-19. Please tell us how you computed the PRC current tax provision and tell us how its reflected in the reconciliation in the second table. Tell us if the PRC financial reporting year matches the PRC tax year and if not, how you considered this in determining your financial reporting income tax provision. In addition, reference is made to the last table on page
       F-19. Please tell us how you determined that you have a net operating loss for which a deferred tax asset and offsetting valuation allowance were recorded. In this regard, we note that you had PRC profit before income taxes in all of the periods presented.
15. Equity, page F-19

4. Please revise the shares and per share prices to reflect the reverse stock split.
Exhibits

5. Please also provide your principal financial officer's certification. See Instruction 12 to the Instructions as to Exhibits of Form 20-F and Rules 13a-14(a) and 15d-14(a) of
       the Exchange Act of 1934.
        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Ta Tanisha Meadows at 202-551-3322 or Adam Phippen at 202-551-
3336 with any questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Trade &
Services